Exhibit 99.1

Prometheus and Rosetta Genomics Announce License and Collaboration Agreement

MicroRNA-based Molecular Diagnostics to Mark Prometheus’ Entry into Oncology Market; Rosetta to Receive Milestones and Research and Development Funding plus Future Royalties

San Diego, Philadelphia and Rehovot, Israel, April 13, 2009 – Prometheus Laboratories Inc., a specialty pharmaceutical and diagnostic company, and Rosetta Genomics Ltd. (Nasdaq: ROSG - News), an innovative molecular diagnostic company, today announced the execution of a license and collaboration agreement under which Rosetta shall grant Prometheus U.S. rights to three recently introduced, microRNA-based cancer diagnostic tests: miRview™ mets, miRview™ squamous and miRview™ meso.

The terms of the license agreement provide for payments to Rosetta, either as milestones or research and development funding, as well as royalty payments on net sales in the U.S. Under the terms of a separate stock purchase agreement, Prometheus will also make an equity investment in Rosetta of $8 million at $4.00 per ordinary share, representing an approximate 41% premium over the closing price of Rosetta stock over three business days. The license and collaboration agreement and the stock purchase agreement are expected to close before the end of April 2009 and are subject to customary closing conditions.

In addition, Prometheus and Rosetta have agreed to collaborate to develop two new microRNA-based gastroenterology tests, which may result in additional, success-based milestones and royalty payments to Rosetta. Funding for development of these gastroenterology tests will be provided by Prometheus.

“Prometheus has established its position as a leader in the gastroenterology market by building an integrated portfolio of diagnostic and pharmaceutical products as well as a highly trained and efficient sales force,” said Joseph M. Limber, President and Chief Executive Officer of Prometheus. “Leveraging our core strengths, we intend to apply this business model to oncology, where there is an unmet need to guide the use of a growing number of targeted therapies. We believe these three molecular diagnostic tests can help oncologists personalize therapy and are ideally suited to lead our entry into the oncology market, while complementing our emerging internal oncology diagnostics program.”

“We believe that with this agreement Rosetta has proven the great commercial value of its first three products, and has established itself as a leader in the development of novel, molecular diagnostic products based on microRNAs. We are delighted to enter into this comprehensive partnership with Prometheus,” said Amir Avniel, President and Chief Executive Officer of Rosetta Genomics. “With Prometheus these tests now will be available across the U.S., and will be supported by an organization with a proven ability in diagnostic testing services and in launching new products.”

About miRview™ mets

miRview™ mets is designed to accurately identify the primary tumor site in patients presenting with metastatic cancer, as well as in patients whose tumor has not been identified and consequently has been labeled Cancer of Unknown Primary (CUP). As metastases need to be treated according to their primary origin, accurate identification of the primary origin is critical for determining optimal treatment, enabling better patient outcomes. Current diagnostic methods to identify the origin of a metastasis include a range of costly, time-consuming and at times inefficient tests. miRview™ mets offers physicians a fast, accurate and easy-to-interpret diagnosis of the predicted primary origin.

About miRview™ squamous

Using a single microRNA, miRview™ squamous is designed to differentiate squamous from non-squamous non-small cell lung cancer (NSCLC). When administered targeted therapy, whether currently available or under development, patients with differing histology, i.e. squamous or non-squamous NSCLC, have demonstrated histologic-specific response patterns ranging from a high incidence of severe or fatal bleeding in the lungs to poor response to treatment. Current methods for differentiating squamous from non-squamous NSCLC are not standardized, are difficult to reproduce and can have low accuracy. miRview™ squamous produces a single objective measure that indicates whether a sample is squamous or non-squamous NSCLC.

About miRview™ meso

miRview™ meso leverages microRNA’s high-specificity biomarkers to differentiate mesothelioma, a cancer connected to asbestos exposure, from other carcinomas in the lung and pleura, a medically and legally important differential diagnosis. As mesothelioma patients require specific treatment regimens, an accurate diagnosis is critical. Currently there is no single diagnostic test that is conclusive for this differentiation. In addition, pathological diagnosis may suffer from significant inter-observer variability, and in the absence of a single specific and reliable marker, mesothelioma can be difficult to identify from other cancers. miRview™ meso is a highly accurate test that may also assist physicians in ruling out mesothelioma in patients diagnosed with adenocarcinoma in the lung who have been exposed to mesothelioma-related substances, primarily asbestos particles and heavy metals.

About MicroRNA

MicroRNAs (miRNAs) are recently discovered, naturally occurring, small RNAs that act as master regulators and have the potential to form the basis for a new class of diagnostics and therapeutics. Since many diseases are caused by the abnormal activity of proteins, the ability to selectively regulate protein activity through microRNAs could provide the means to treat a wide range of human diseases. In addition, microRNAs have been shown to have different expression in various pathological conditions. As a result, these differences may provide for a novel diagnostic and therapeutic strategy for many diseases.

About Rosetta Genomics

Rosetta Genomics is a leading molecular diagnostics company committed to develop and commercialize products based on microRNAs for targeted therapy and preventive medicine. Rosetta developed a unique methodology to find microRNAs in body fluids and other clinical samples, and discovered in the past few years hundreds of novel microRNAs that can be used as important biomarkers and drug targets. Rosetta performs its commercial molecular diagnostics tests at Rosetta Laboratories in Philadelphia. Building on its strong intellectual property position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development of novel molecular diagnostics products.

About Prometheus

Prometheus Laboratories Inc. is a specialty pharmaceutical and diagnostic company committed to developing and commercializing novel pharmaceutical and diagnostic products to help physicians individualize patient care. Prometheus is a leader in applying the principles of personalized medicine to the diagnosis and treatment of gastrointestinal diseases and intends to apply these principles to oncology. Its strategy includes the marketing and delivery of pharmaceutical products complemented by proprietary, high-value diagnostic testing services. By integrating pharmaceutical products and diagnostic testing services, Prometheus believes it can address the full continuum of care, thereby providing physicians with a comprehensive solution to treat chronic diseases. Prometheus’ corporate offices are located in San Diego.

Rosetta Forward-Looking Statements

Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements regarding the parties’ ability to consummate the transactions, relating to the role of microRNAs in human physiology and disease, the potential of microRNAs in the diagnosis and treatment of disease, the potential for milestone, royalty and other payments under the collaboration with Prometheus, and the potential development of two new microRNA-based gastroenterology tests, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which is unproven and may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the “Risk Factors” section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.